Filed Pursuant To Rule 433

Registration No. 333-139016

November 15, 2007

BROADCAST TRANSCRIPT

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Date	November 14, 2007
Time	02:00 PM - 03:00 PM
Station	Business News Network
Location	Network
Program	Trading Day

MARTIN CEJ, co-anchor:

World Gold Council, a marking organization funded by leading gold mining companies says the third quarter of this year was a record breaker for investor interest in bullion. The council says investors have been rushing to gold to seek a safe haven against financial market jitters, the subprime mess in the US, and rising inflationary pressures.

Joining us from New York is George Milling-Stanley. He’s manager of investment and market intelligence at the World Gold Council.

Nice to see you again, George.

Mr. GEORGE MILLING-STANLEY (World Gold Council): Hi, Marty. How are you doing?

CEJ: I’m doing great, looks like I’m not doing nearly as well as gold is in terms of demand. According to your figures, the gold or investment demand in gold nearly doubled in the most recent quarter. Where did all that money go?

Mr. MILLING-STANLEY: A large part of it went into exchange-traded funds and then the similar products that are around. There’s a number of these products now. We brought the first one to North America in November of 2004: StreetTRACKS® Gold Shares, GLD on the New York Stock Exchange.

That’s still the market leader with something like 75 percent or 80 percent of all the gold in that kind of product. Basically what it was, I think, was investors in North America and elsewhere in the industrialized world seeking the proven value of gold as a safe haven against all the other problems that were attendant on the subprime mortgage crisis.

CEJ: George, are you able to quantify how much gold that represents by how many dollars are going into a particular ETF, how much actual gold that truly represents?

Mr. MILLING-STANLEY: Oh, yeah. I mean the ETFs that we cover in this report are the ones that are 100 percent backed by physical allocated gold bullion. There are some other products out there using the ETF description, which are a mix of gold futures and some cash and various other things.

We don’t even count those in the statistics. We’re only looking at the ones that are fully backed by gold. And at the moment there’s something more than 800 metric tons of gold in all of these things around the world from nothing just four years ago. And what’s that worth? That’s worth something over $20 billion right now.

CEJ: What abut actual demand for physical bullion? That declined or was flat in the most recent quarter, which is a complete sort of shift from the second quarter when we saw the ETFs actually perform poorly. A little bit of demand waning on that side, but physical bullion demand was rising. Why the shift?

Mr. MILLING-STANLEY: Yeah, I think that there with the big shift in this latest quarter was from the traditional investment products, small bars and coins, which were up in the second quarter and basically unchanged in the third quarter.

There was small redemptions in the exchange-traded funds and similar products in the second quarter. They were up very, very strongly here. I think that’s partly the type of investor. It’s typically the investor who’s looking to the stock exchange and to the bond market, and is now looking for some protection from an alternative asset.

And GLD is certainly a very effective one for most people and cost effective as well. It’s also the fact that most of the new investment that we saw coming in in Q3 was investors in North America who typically have now embraced the ETF structure very much as an integral part of the gold market.

CEJ: How is demand for gold jewelry holding up considering how much prices have risen over the past couple of quarters?

Mr. MILLING-STANLEY: Look, obviously it varies from country to country, but in general it’s held up pretty well. We’ve seen in the first part of the quarter when prices were relatively stable, we saw excellent growth in gold jewelry demand just about across the board all around the world.

In September, when prices became more volatile, we saw some adverse reaction to that in some of the more price-sensitive markets. But we saw, interestingly, we saw China, because I think of the continued strength of its economy, we saw China still holding up very, very well through the end of Q3 and into the beginning of Q4 as well.

CEJ: We’ve seen a lot of volatility in the price of gold in just the last couple of weeks. They have gotten very, very close to a record high. It’s dropped below $800 yet again. How do you view the current price swings right now, and if you could perhaps your longer forecast?

Mr. MILLING-STANLEY: Look, in the last few weeks as you say, we’ve seen a lot of volatility. But still it’s nothing like the kind of sustained exceptionally high volatility that we saw throughout most of 2006. And that had a really damaging impact on gold jewelry demand for at least the first three quarters of the year.

We haven’t seen anything like that. What we’ve seen is something like that, but just for the last few weeks, not for a period of months. If we see prices stabilize, if we see that prices are not going to return to that kind of sustained, exceptionally high volatility, I’m pretty optimistic for the rest of the fourth quarter.

CEJ: What about an actual price? We’ve had the price of gold get very, very close to that $840 level, and very close to a record high. Do you see the current demand, everything else holding steady to push it past that mark anytime soon?

Mr. MILLING-STANLEY: It’s difficult to see what would actually go wrong with the favorable paradigm that has driven gold prices to triple in just about six years now. Very difficult to see. Most analysts are saying, ‘Well, we might see some correction as we reach this nominal all-time high from 27 years ago.’

But I’m actually much more interested in not the $850 high from 1980, but I’m much more interested in setting a new real-term high, which would be somewhere north of $2,200 US. That’s going to be the one that will really get my juices flowing.

CEJ: $2,200 for an ounce of gold, that’s a lot of money to pay for a very pretty shiny rock. But, George, one thing I think that a lot of people would see as something of an anomaly in your most recent report is that we actually saw the supply of gold on the world market increase and yet we’re seeing output from mines decrease. Why the increase in supply? Where’s it coming from?

Mr. MILLING-STANLEY: You know, mine production basically has been very, very stable for a long time. It’s still suffering the scars of the 70 percent—seven-zero percent—decline in spending on exploration and development for new mines that we saw during the prolonged bear market in the late ‘80s and early ‘90s.

But the increased supply is coming from somewhat higher sales from central banks and somewhat higher recycling of scrap. The recycling of scrap being primarily a response to the increased volatility at the end of the period under review. But as long as we don’t have even higher volatility and that volatility being sustained, then I would see scrap supplies starting to come down a little bit.

It looks like things on the Central Bank front are settling down. And most analysts that I listen to tell me there’s really no prospect of any significant increase in gold mine production any soon (sic). So the supply side is not a problem, and the demand side seems to be responding very well both to internal market dynamics and of course, to all the external circumstances that are driving it as well. I’m very optimistic looking for the mid- to long-term future here.

CEJ: Is there anything to the old argument when we get prices for gold trading at these levels, that we might actually begin to see some central banks selling to lock in some of those gains? Is that a potential impact on the overall supply of gold out there?

Mr. MILLING-STANLEY: My experience of dealing with central bankers over the last 30, 35 years is that they are much more enthusiastic sellers when they fear that the price is falling, rather than when it’s going up. They’re rather like mining companies.

They would rather protect a profit if they have one by selling in a declining market. But as long as the price continues to behave the way it has, on balance overall for the last six years, you’re not going to see any increase in Central Bank selling and you’re not going to see a return to producers hedging their production with any degree of enthusiasm.

CEJ: George, thank you so much for joining us again today.

Mr. MILLING-STANLEY: Thank you, Marty.

CEJ: That was George Milling-Stanley, manager of investment and marketing intelligence at the World Gold Council.

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